December 31, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, DC 20549

Attn:	Frank Knapp, Mark Rakip, Ronald (Ron) E. Alper, and Brigitte Lippmann

Re:	Blackwell 3D Construction Corp.
Registration Statement on Form 10
Filed November 20, 2024
File No. 000-54452

Dear Commission Staff:

We are submitting this letter on behalf of Blackwell 3D Construction Corp.(the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated December 17, 2024, relating to the Company’s Registration Statement on Form 10-12G filed with the Commission on November 20, 2024 (the “Registration Statement”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Registration Statement on Form 10 filed November 20, 2024

Description of Business, page 5

1. You state that you currently have assets that consist of solely intellectual property, know-how, and previously developed and cultivated relationships that you believe will facilitate your plan of operations as you move forward. Please reconcile this view with the fact that you currently attach no value to your investment in Blackwell Realtech 3D, LLC, and your proprietary and intellectual property assets, given your full impairment of each asset down to a zero-dollar carrying value.

Response: We have revised the filing to remove the statement.

2. We note that your auditors have issued a going concern opinion. Please describe your plan of operation, including any specific timeline and related costs and how you expect to fund such costs.

Response: We have revised the filing to add a new section captioned “Plan of Operation - Operational Goals” beginning on Page 7 of the Registration Statement.

Financial Information, page 23

3. Under Liquidity and Capital Resources, please describe the material terms of your notes payables. Also describe the material terms of the stock agreements related to your financing activities for the year ended May 31, 2024 and the three months ended August 31, 2024.

Response: We have revised the filing to add information relating to the terms of the notes payable and the terms of the stock agreements in the Registration Statement.

Certain Relationships and Related Transactions, page 31

4. Please disclose the information required by Item 404(d)(1) of Regulation S-K, including the amount due to a related party reflected in your balance sheet and the shares issued to your affiliates as disclosed on page 33.

Response: We have revised the filing to include the information required by Item 404(d)(1) of Regulation S-K

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General

5. Your most recent financial statements reflect that you have no revenues and $1,491 in total assets comprised of cash and it appears that you have nominal operations; therefore, you may be considered a shell company as defined in Rule 12b-2 under the Exchange Act. Please disclose in the business and risk factor sections the consequences of your shell company status, including the prohibition on the use of Form S-8, enhanced reporting requirements, and restrictions on stock resales under Rule 144.

Response: We believe we are not a shell company for the following reasons:

The SEC, in Release No. 33-8869 (the “Release”), defines a “shell company” to mean a registrant, other than an asset-backed issuer, that has: (A) No or nominal operations; and (B) Either: (1) No or nominal assets; (2) Assets consisting solely of cash and cash equivalents; or, (3) Assets consisting of any amount of cash and cash equivalents and nominal other assets. This definition specifically was not meant to include development stage companies pursuing an actual business.

We are a development stage company, and even if we were we not considered a development stage company, we would still not be considered a shell company due to the fact we have more than no or nominal operations.

The definition above uses the word “and” after (A) above, a company must have “no or nominal operations” before the analysis even gets to “no or nominal assets” and the other items in (2). In other words, if a company can prove it has more than nominal operations, it cannot be considered a shell company as defined in the Release. However, this can be a difficult proposition for a company in the early stages of development that has not generated significant revenues yet. Several commenters stated in the Release that they were concerned that the definition of a shell company set forth above would capture virtually every company during its start-up phase and that the definition was therefore too broad. The SEC specifically addressed this situation in footnote 172 to the Release by saying, in applicable part:

Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

One can do an analysis of a startup company’s business activities during its “limited operating history” to determine whether the company has engaged in activities that are, at a minimum, sufficient to manifest a strong commitment to developing a legitimate business. Some of the relevant factors that the Company finds pertinent to its classification as a development stage company, and not a “shell company” include: (i) a very specific business plan and purpose which required significant expertise and dedication from management to develop, (ii) conscionable plan of operations upon which it is executing (see below), (iii) a clear revenue generation strategy, and (iv) the incurrence of operating expenses consistent with a Company that is in its development stage.

To this end, since inception the Company has been active in developing its business plan, and since inception, has had consistent, material ongoing operations, including, among other corporate activities, entering partnership with various companies to further expand and develop the Company operational plan, we have recently launching a self-funded feasibility study to identify the suitable locations for a large-scale 3D-printed residential construction projects in the UAE, and we have forming a new subsidiary focusing on consulting services in the 3D construction and printing industry, all the past 3 months. We firmly believe the foregoing, among other factors, clearly indicate that we are not a shell company as we have more than “no or nominal operations” and we reiterate, that the Release, as specifically addressed in footnote 172, was clear that the definition of a “shell company” was not intended to capture every company during its start-up phase.

Accordingly, the Company does not believe that we exhibit any of the characteristics of a “shell” company, under Rule 405, and that the Company meets, and exceeds, the threshold of having more than no or nominal operations. The Release makes it clear that the SEC did not intend to capture a start-up company such as us, and that being a development stage company does not automatically make the Company a shell company.

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6. We note that you filed a Form 8-K on November 27, 2024. Please note that the current and periodic reporting rules do not become applicable until your registration statement becomes effective automatically 60 days after its initial filing pursuant to Section 12(g)(1) of the Exchange Act. Also delete the last sentence under Explanatory Note on page 2 regarding effectiveness under the Securities Act.

Response: We take you comment under advisement, and will guide ourselves accordingly. Additionally, We have revised the filing as requested.

7. We note that the chief financial officer on your website is different than the person identified in the Form 10. Please revise or advise.

Response: We have revised the website to reflect the correct information.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned via email at mzaveri@blackwell3d.com.

Thank you for your courtesies,

/s/ Mohammed Saif Zaveri
Mohammed Saif Zaveri, CEO

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